Exhibit 99.2

Poder / Form of Power of Attorney

Carta Poder / Proxy Letter

___________________ (la “Poderdante”), por medio de la presente carta otorgo un poder especial pero tan amplio como sea requerido, en favor de                                (el “Apoderado”) para que, asista a la Asamblea General Ordinaria de Accionistas de Betterware de Mexico, S.A.P.I. de C.V. (la “Sociedad”), que se celebrará el 28 de abril de 2022 (la “Asamblea”), en la cual los accionistas de la Sociedad resolverán los siguientes puntos del Orden del Día; y voten en el sentido que se señala a continuación, en dicha Asamblea, _______________________ acciones que de dicha Sociedad la Poderdante es titular:

Orden del Día de la Asamblea Ordinaria de Accionistas

	A favor	En contra	Abstención
I. Presentación, discusión, y en su caso, ratificación del reporte del auditor externo de la Sociedad, por el ejercicio social comprendido del 1 de enero de 2021 al 31 de diciembre de 2021.
II. Discusión, y en su caso, aprobación del pago de dividendos, a cuenta de las utilidades generadas durante el ejercicio social 2021.
III. Designación, remoción y en su caso, ratificación de los nombramientos de los miembros del Consejo de Administración de la Sociedad.
IV. Designación de delegados especiales para formalizar las resoluciones adoptadas en la Asamblea.

El Poderdante ratifica desde ahora los actos que realice el Apoderado en el ejercicio legal de este mandato.

___________________ (the “Principal”), hereby grants a special power of attorney as broad as it may be required, in favor of                                (the “Attorney-in-Fact”) so that, attends the General Ordinary Shareholders Meeting of Betterware de Mexico S.A.P.I. de C.V. (the “Company”), to be held on April 28, 2022 (the “Meeting”), through which the shareholders of the Company will resolve the matters contained in the following Agenda; and vote in the manner set fort below, in such Meeting, _____________________________ shares owned by the Principal:

Agenda for the General Ordinary Shareholders Meeting

	In favor	Against	Abstention
I. Presentation, discussion and, if applicable, ratification of the report of the Company's external auditor for the fiscal year from January 1, 2021 to December 31, 2021.
II. Discussion and, if applicable, approval of the payment of dividends, on account of the profits generated during the 2021 fiscal year.
III. Appointment, removal and, if such is the case, ratification of the appointments of the members of the Board of Directors of the Company.
IV. Appointment of special delegates to formalize the resolutions adopted at the Meeting.

The Principal hereby ratifies the acts the Attorney-in-fact may conduct in the legal exercise of this mandate.

_____________ de 2022 / _________________, 2022

Por/By:_______________________

Cargo/Title: ___________________________

Testigos/Witnesses

Name:	Name: